UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage

St. Peter Port, Island of Guernsey, GY1 3QT

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On July 29, 2014, Amdocs Limited (“Amdocs”) issued a press release announcing financial results for the quarter ended June 30, 2014. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Elizabeth W. McDermon
Elizabeth W. McDermon
Secretary and Authorized Signatory

Date: July 29, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Amdocs Limited Press Release dated July 29, 2014.

Amdocs Limited Reports Record Quarterly Revenue of $902M, Up 7.3% YoY

Reiterates FY14 Non-GAAP Diluted EPS Growth Outlook of 6-9% YoY

Key highlights:

•	Third fiscal quarter revenue of $902 million, within the $885-$915 million guidance range. Foreign currency movements positively affected revenue by approximately $3 million relative to the second quarter of fiscal 2014

•	Third fiscal quarter non-GAAP operating income of $151 million; non-GAAP operating margin of 16.7%; GAAP operating income of $125 million

•	Third fiscal quarter diluted non-GAAP EPS of $0.81, within the $0.75-$0.81 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.68 for the third fiscal quarter, within the $0.61-$0.69 guidance range

•	Free cash flow of $173 million for the third fiscal quarter

•	Twelve-month backlog of $2.97 billion at the end of the third fiscal quarter, up $30 million from the end of the second quarter of fiscal 2014

•	Repurchased $93 million of ordinary shares during the third fiscal quarter

•	The board of directors approved a $0.155 per share quarterly cash dividend to be paid on October 17, 2014

•	Fourth quarter fiscal 2014 guidance: Expected revenue of approximately $890-$920 million. Expected diluted non-GAAP EPS of approximately $0.75-$0.81, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Expected diluted GAAP EPS of approximately $0.61-$0.69

ST. LOUIS – July 29, 2014 – Amdocs Limited (NASDAQ: DOX) today reported that for its fiscal quarter ended June 30, 2014, revenue was $902.5 million, up 0.6% sequentially from the second fiscal quarter of 2014 and up 7.3% as compared to last year’s third fiscal quarter. Net income on a non-GAAP basis was $130.9 million, or $0.81 per diluted share, compared to non-GAAP net income of $134.4 million, or $0.83 per diluted share, in the third quarter of fiscal 2013. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $21.1 million, net of related tax effects, in the third quarter of fiscal 2014 and excludes such amortization and other acquisition related costs and equity-based compensation expenses of $14.9 million, net of related tax effects, in the third quarter of fiscal 2013. The Company’s GAAP net income for the third quarter of fiscal 2014 was $109.8 million, or $0.68 per diluted share, compared to GAAP net income of $119.6 million, or $0.73 per diluted share, in the prior fiscal year’s third quarter.

“We are pleased with our third fiscal quarter performance, which reflects healthy customer activity in North America, and sequentially stable revenue in Europe. Additionally, we delivered record revenue in the emerging markets, reflecting the progression of highly complex transformation projects towards production. We are continuously improving our strategic position with some of the leading carriers in Latin America and South East Asia, as demonstrated by Telefónica’s recent selection of Amdocs for new quad-play transformation projects in Peru and Chile. Finally, we continue to see encouraging levels of customer engagement in the area of network software, and the post-merger integration of Actix and Celcite within Amdocs is progressing in line with our original expectations”, said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “During the quarter, we continued to support our North American customers in their strategic initiatives. Along these lines, we are today pleased to announce that Bell Canada has selected Amdocs Convergent Charging, powered by our Turbo Charging technology, as its next generation charging solution. This arrangement is enabling support for Bell’s converging lines of business and reinforces a long-standing strategic partnership with one of our largest customers.”

Gelman said, “In Europe, we made further progress at Vodafone Group where we added another two affiliates to be supported under the global managed services agreement we signed in fiscal 2013. These include Vodafone’s fixed line operations in the UK and the Vodafone Group Enterprise M2M line of operations. We are now supporting seven Vodafone affiliates under this agreement, which we see as evidence of the value that Amdocs’ managed services can deliver in Europe as operators seek greater simplicity and improved quality in their IT operations.”

Gelman concluded, “As we embark on our fourth fiscal quarter, we remain highly focused on our execution, which includes securing new business, improving our operating efficiency and continuously expanding our product suite with innovative new offerings. We are on-track to deliver full year revenue growth towards the mid-point of our previously guided range of 5% to 8%. This outlook naturally reflects many moving parts, including with respect to consolidation activity amongst North American wireless and Pay TV operators. Our free cash flow generation continues to be robust, and we remain committed towards the balanced allocation of our capital over the long term. Taking all these factors into consideration, we continue to expect diluted non-GAAP earnings per share growth of 6% to 9% for the full fiscal year.”

Discussion of Third Fiscal Quarter Financial Results

Free cash flow was $173 million for the quarter, comprised of cash flow from operations of $199 million, less $26 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.97 billion at the end of the third quarter of fiscal 2014.

Financial Outlook

Amdocs expects that revenue for the fourth quarter of fiscal 2014 will be approximately $890-$920 million. Diluted earnings per share on a non-GAAP basis for the fourth fiscal quarter are expected to be $0.75-$0.81, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the fourth fiscal quarter will be $0.61-$0.69.

Quarterly Cash Dividend Program

On July 29, 2014, the Board approved the Company’s next quarterly cash dividend payment of $0.155 per share and set September 30, 2014 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 17, 2014.

Conference Call Details

Amdocs will host a conference call on July 29, 2014 at 5:00 p.m. Eastern Time to discuss the Company’s third fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition related costs;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control and optimization product portfolio with value-driven professional services and managed services operations. With revenue of $3.3 billion in fiscal 2013, Amdocs and its 22,000 employees serve customers in more than 80 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2013 filed on December 9, 2013, our Form 6-K furnished for the first quarter of fiscal 2014 on February 11, 2014 and our Form 6-K furnished for the second quarter of fiscal 2014 on May 15, 2014.

Contact:

Matthew Smith

Director, Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2014	2013	2014	2013
Revenue:
License	$11,861	$18,616	$65,247	$59,433
Service	890,616	822,716	2,598,129	2,441,196

	902,477	841,332	2,663,376	2,500,629
Operating expenses:
Cost of license	639	561	2,235	1,839
Cost of service	583,965	546,108	1,723,056	1,619,215
Research and development	64,863	59,583	190,292	179,002
Selling, general and administrative	112,681	103,396	335,078	313,539
Amortization of purchased intangible assets and other	15,326	8,520	43,174	28,358

	777,474	718,168	2,293,835	2,141,953

Operating income	125,003	123,164	369,541	358,676
Interest and other expense, net	748	2,726	4,060	4,591

Income before income taxes	124,255	120,438	365,481	354,085
Income taxes	14,428	880	43,862	30,600

Net income	$109,827	$119,558	$321,619	$323,485

Basic earnings per share	$0.69	$0.74	$2.02	$2.00

Diluted earnings per share	$0.68	$0.73	$1.99	$1.98

Basic weighted average number of shares outstanding	159,257	160,914	159,574	161,350

Diluted weighted average number of shares outstanding	161,725	162,667	161,939	163,048

Cash dividends declared per share	$0.155	$0.130	$0.440	$0.390

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2014	2013	2014	2013
Revenue	$902,477	$841,332	$2,663,376	$2,500,629
Non-GAAP operating income	150,849	141,551	446,735	418,935
Non-GAAP net income	130,919	134,430	385,333	373,154
Non-GAAP diluted earnings per share	$0.81	$0.83	$2.38	$2.29
Diluted weighted average number of shares outstanding	161,725	162,667	161,939	163,048

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended June 30, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$639	$—	$—	$—	$639
Cost of service	583,965	—	(4,297)	—	579,668
Research and development	64,863	—	(880)	—	63,983
Selling, general and administrative	112,681	—	(5,343)	—	107,338
Amortization of purchased intangible assets and other	15,326	(15,326)	—	—	—

Total operating expenses	777,474	(15,326)	(10,520)	—	751,628

Operating income	125,003	15,326	10,520	—	150,849

Income taxes	14,428	—	—	4,754	19,182

Net income	$109,827	$15,326	$10,520	$(4,754)	$130,919

	Three months ended June 30, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$561	$—	$—	$—	$561
Cost of service	546,108	—	(4,937)	—	541,171
Research and development	59,583	—	(1,060)	—	58,523
Selling, general and administrative	103,396	—	(3,870)	—	99,526
Amortization of purchased intangible assets and other	8,520	(8,520)	—	—	—

Total operating expenses	718,168	(8,520)	(9,867)	—	699,781

Operating income	123,164	8,520	9,867	—	141,551

Income taxes	880	—	—	3,515	4,395

Net income	$119,558	$8,520	$9,867	$(3,515)	$134,430

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Nine months ended June 30, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$2,235	$—	$—	$—	$2,235
Cost of service	1,723,056	—	(13,220)	—	1,709,836
Research and development	190,292	—	(2,685)	—	187,607
Selling, general and administrative	335,078	—	(18,115)	—	316,963
Amortization of purchased intangible assets and other	43,174	(43,174)	—	—	—

Total operating expenses	2,293,835	(43,174)	(34,020)	—	2,216,641

Operating income	369,541	43,174	34,020	—	446,735

Income taxes	43,862	—	—	13,480	57,342

Net income	$321,619	$43,174	$34,020	$(13,480)	$385,333

	Nine months ended June 30, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$1,839	$—	$—	$—	$1,839
Cost of service	1,619,215	—	(14,440)	—	1,604,775
Research and development	179,002	—	(3,060)	—	175,942
Selling, general and administrative	313,539	—	(14,401)	—	299,138
Amortization of purchased intangible assets and other	28,358	(28,358)	—	—	—

Total operating expenses	2,141,953	(28,358)	(31,901)	—	2,081,694

Operating income	358,676	28,358	31,901	—	418,935

Income taxes	30,600	—	—	10,590	41,190

Net income	$323,485	$28,358	$31,901	$(10,590)	$373,154

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	June 30, 2014	September 30, 2013
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,174,610	$1,326,380
Accounts receivable, net, including unbilled of $137,504 and $110,626, respectively	755,622	678,219
Deferred income taxes and taxes receivable	156,809	125,880
Prepaid expenses and other current assets	146,917	151,595

Total current assets	2,233,958	2,282,074

Equipment and leasehold improvements, net	276,101	275,544
Goodwill and other intangible assets, net	2,127,360	1,975,060
Other noncurrent assets	393,417	393,135

Total assets	$5,030,836	$4,925,813

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$720,300	$683,768
Short-term financing arrangements	—	200,000
Deferred revenue	212,691	151,112
Deferred income taxes and taxes payable	70,224	39,376

Total current liabilities	1,003,215	1,074,256
Other noncurrent liabilities	598,160	576,774
Shareholders’ equity	3,429,461	3,274,783

Total liabilities and shareholders’ equity	$5,030,836	$4,925,813

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Nine months ended June 30,
	2014	2013
Cash Flow from Operating Activities:
Net income	$321,619	$323,485
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	116,911	107,400
Equity-based compensation expense	34,020	31,901
Deferred income taxes	(5,336)	1,829
Excess tax benefit from equity-based compensation	(574)	(275)
Loss from short-term interest-bearing investments	737	1,873
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(40,570)	31,559
Prepaid expenses and other current assets	2,828	(12,010)
Other noncurrent assets	(17,639)	23,056
Accounts payable, accrued expenses and accrued personnel	25,955	(59,279)
Deferred revenue	55,625	(18,360)
Income taxes payable	5,802	(14,391)
Other noncurrent liabilities	16,980	22,054

Net cash provided by operating activities	516,358	438,842

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(77,881)	(80,151)
Proceeds from sale of short-term interest-bearing investments	284,926	258,121
Net cash paid for acquisitions	(180,540)	—
Purchase of short-term interest-bearing investments	(294,091)	(324,982)
Other	3,348	(4,161)

Net cash used in investing activities	(264,238)	(151,173)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	(200,000)
Repurchase of shares	(261,916)	(270,251)
Proceeds from employee stock options exercised	116,041	154,105
Payments of dividends	(66,363)	(63,079)
Payments under capital lease and other	(136)	(825)

Net cash used in financing activities	(412,374)	(380,050)

Net decrease in cash and cash equivalents	(160,254)	(92,381)
Cash and cash equivalents at beginning of period	1,014,192	879,158

Cash and cash equivalents at end of period	$853,938	$786,777

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
North America	$647.2	$651.7	$628.0	$608.9	$619.2
Europe	114.6	113.8	117.0	101.9	98.0
Rest of the World	140.7	131.4	119.0	134.4	124.1

Total Revenue	$902.5	$896.9	$864.0	$845.2	$841.3

	As of
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Emerging Markets Revenue	$116.9	$103.4	$100.7	$113.8	$101.3

	As of
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Managed Services Revenue	$438.0	$426.3	$429.3	$414.0	$417.1

	Three months ended
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Customer Experience Systems	$870.8	$863.6	$829.6	$809.3	$803.2
Directory	31.7	33.3	34.4	35.9	38.1

Total Revenue	$902.5	$896.9	$864.0	$845.2	$841.3

	As of
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
12-Month Backlog	$2,970	$2,940	$2,890	$2,870	$2,830

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